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Exhibit 21.01

OMNEON VIDEO NETWORKS
SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction
Omneon Video Networks K.K.	Japan
Omneon Singapore Pte. Limited	Singapore
Omneon U.K. Ltd	United Kingdom
Omneon Asia Pacific, Limited	Hong Kong

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OMNEON VIDEO NETWORKS SUBSIDIARIES OF THE REGISTRANT